

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 29, 2017

<u>Via E-mail</u>
Fred Boehler
President and Chief Executive Officer
10 Glenlake Parkway
South Tower, Suite 600
Atlanta, Georgia 30328

> **Re: Americold Realty Trust**
> **Registration Statement on Form S-11**
> **Filed November 14, 2017**
> **File No. 333-221560**

Dear Mr. Boehler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Distribution Policy, page 81</u>

1. We note your response to comment 1. You previously represented that you have never received a cash distribution from your China JV. Please provide to us specific information supporting the appropriateness of the adjustments that are in excess of the pro forma net loss from partially owned subsidiaries and management's implicit representation that they will receive in excess of $7 million from your China JV that will be available for distribution in the next twelve months.

2. We note your response to comment number 3. Please tell us whether any portion of the adjustment represent offering costs that will be accounted for as offsets to any proceeds from this offering.

3. We have reviewed your responses to comment 5 and 6. Please provide additional information supporting whether management has a reasonable basis for increasing revenues by 1.9% per occupied pallet. Specifically, please tell us how management determined that 1.9% was appropriate, how this amount was calculated, to what extent the 1.9% increase varied from historical results over the last three years and the reasons for the variations. Additionally, please tell us the amount of revenue recorded for each type of contract (month-to-month, direct, and lease) for the last three years. Lastly, please tell us why management believe that it is appropriate to assume the same increase for all types of contracts despite the inherent increased variability in the month-to-month contracts when compared to the direct and lease contracts.

4. We have reviewed your response to comment 7 and the changes to your disclosure. Please further revise your disclosure to specifically indicate that management anticipates funding principal amortization payments through refinancing of the indebtedness or from the proceeds from a draw and that management does not anticipate any outflows for these principal amortization payments.

5. We note your inclusion of an adjustment for returning leased sites to their original physical state following termination of your lease. Please provide to us management's justification for this adjustment as it appears that these costs are incurred in the normal operations of your business. In addition, please tell us how management estimated the amount and whether this amount takes into account any costs for anticipated lease terminations during the period.

Capitalization, page 85

6. Please include disclosure that your capitalization on a pro forma basis includes the effect of the debt refinancing. Additionally, please reconcile the adjustment to term loans within the capitalization table with the adjustment made within the pro forma balance sheet presented elsewhere in the document.

Temperature-Controlled Warehouses Cushman & Wakefield Report, page 174

7. Please disclose the date of Cushman's report.

Nature of Our Customer Contracts, page 213

8. Please revise your lease expiration tables on pages 214 and 215 to present percentage of gross annual rent represented by leases expiring in a given year.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Brach Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: C. Spencer Johnson, III
King & Spalding LLP